Exhibit 3.1

Marlin Business Services Corp.

Amendment to the Amended and Restated Bylaws

Effective as of April 20, 2020

The Amended and Restated Bylaws, effective as of October 20, 2016 (the “Bylaws”), of Marlin Business Services Corp., a Pennsylvania corporation (the “Corporation”), are hereby amended as follows:

1.	Article II, Section 2-1 is hereby amended to read in its entirety as follows:

ARTICLE II—MEETINGS OF SHAREHOLDERS

Section 2-1. Place of Meetings of Shareholders. Meetings of shareholders shall be held at the executive office of the Corporation or such other geographic location within or without the Commonwealth of Pennsylvania as may be fixed by the Board of Directors, or, if so determined by the Board of Directors, by means of the internet or other electronic communications technology in a fashion pursuant to which the shareholders have the opportunity to read or hear the proceedings substantially concurrently with their occurrence, vote on matters submitted to the shareholders, pose questions to the Directors, make appropriate motions and comment on the business of the meeting.

2.	Article II, Section 2-11 is hereby amended to read in its entirety as follows:

Section 2-11. Participation in Meetings by Conference Telephone or Other Electronic Technology. Unless determined to the contrary by the Board of Directors in advance of a particular meeting with respect to that meeting, any person who is otherwise entitled to participate in any meeting of the shareholders may by such person’s presence or participation by means of conference telephone or other electronic technology including, without limitation, the internet, be counted for the purposes of determining a quorum and exercise all rights and privileges to which such person might be entitled were such person personally in attendance, including the right to vote and take other action.

3.	Article III, Section 3-5 is hereby amended to read in its entirety as follows:

Section 3-5. Participation in Meetings by Conference Telephone or Other Electronic Technology. Any Director may participate in any meeting of the Board of Directors or of any committee (provided such Director is otherwise entitled to participate), be counted for the purpose of determining a quorum thereof and exercise all rights and privileges to which such Director might be entitled were he or she personally in attendance, including the right to vote, or any other rights attendant to presence in person at such meeting, by means of conference telephone or other electronic technology including, without limitation, the internet, by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at the meeting.

Except to the extent amended hereby, all of the terms, provisions and conditions set forth in the Bylaws are hereby ratified and confirmed and shall remain in full force and effect. The Bylaws and this Amendment shall be read and construed together as a single instrument.